UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 24 June 2026, London UK

GSK announces commencement of tender offer to acquire Nuvalent, Inc.

GSK plc (LSE/NYSE: GSK) today announced that Harmony Row Acquisition Co. ("Purchaser"), a direct wholly-owned subsidiary of GlaxoSmithKline LLC ("GSK LLC"), which is an indirect wholly-owned subsidiary of GSK, has commenced a tender offer to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.0001 per share (the "Class A Shares"), and Class B Common Stock, par value $0.0001 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares") of Nuvalent, Inc. ("Nuvalent") (NASDAQ: NUVL), for $124.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2026, and the accompanying Letter of Transmittal (together, and with other related materials, as they may be amended or supplemented from time to time, the "Offer").

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 9, 2026, by and among Nuvalent, GSK LLC, Purchaser and solely for purposes of Section 9.14 therein, GSK. As soon as practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Nuvalent (the "Merger") and the separate existence of Purchaser will cease and Nuvalent will continue as the surviving corporation and as a direct wholly-owned subsidiary of GSK LLC. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), which does not require a vote or action by written consent of Nuvalent's stockholders.

Nuvalent's Board of Directors (the "Nuvalent Board") has published a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC"), which includes, among other things, the recommendation of the Nuvalent Board that Nuvalent's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer and withdrawal rights will expire at one minute following 11:59 p.m., Eastern Time, on July 14, 2026, unless the Offer is extended or earlier terminated (such date, or any subsequent date to which the expiration of the Offer is extended, the "Expiration Date"). Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Purchaser is not providing for guaranteed delivery procedures.

Purchaser's obligation to pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to certain conditions, including, among others, (a) the Minimum Tender Condition (as defined below); and (b) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The "Minimum Tender Condition" means that there shall have been validly tendered in the Offer and "received" by the "depositary" (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the Expiration Date that number of Class A Shares that, together with the number of Class A Shares, if any, then owned beneficially by GSK LLC and Purchaser (together with their wholly-owned subsidiaries), represents at least a majority of the Class A Shares outstanding as of the consummation of the Offer. The Offer is not subject to a financing condition.

The documentation relating to the Offer (including the Offer to Purchase, the Letter of Transmittal and Schedule 14D-9) can be accessed at the following link: www.readourmaterials.com/gsk2026/. The Offer to Purchase, the related Letter of Transmittal and the Schedule 14D-9 (which contains the recommendation of the Nuvalent Board and the reasons therefor) contain important information. Nuvalent's stockholders should carefully read all documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the "Information Agent") at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser's expense.

INNISFREE M&A INCORPORATED
500 Fifth Avenue, 21st Floor
New York, NY 10110
Shareholders May Call Toll Free:
(877) 750-5838 (from the U.S. and Canada), or
+1 (412) 232-3651 (from other countries)
Banks and Brokers May Call Collect: (212) 750-5833

Additional information
This press announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Nuvalent, nor is it a substitute for any tender offer materials that GSK, GSK LLC, Purchaser or Nuvalent have filed with the SEC. GSK, GSK LLC and Purchaser have filed a Tender Offer Statement on Schedule TO with the SEC with respect to the Offer, and Nuvalent has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The Offer is being made solely pursuant to the Offer to Purchase, and the exhibits filed with respect thereto (including the Letter of Transmittal), which contain the full terms and conditions of the Offer. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. NUVALENT STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS RELATING TO THE OFFER) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other documents relating to the Offer, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, have been sent to all record holders of Shares whose names appear on Nuvalent's stockholder list. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9, and other related documents are available for free at the SEC's website at www.sec.gov. Additional copies may be obtained for free by contacting the Information Agent or to brokers, dealers, commercial banks or trust companies.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other documents relating to the Offer, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, Nuvalent and GSK file or furnish, as applicable, annual, quarterly and current reports and other information with the SEC. Nuvalent's and GSK's filings with the SEC are available to the public from commercial document-retrieval services and at the SEC's website at www.sec.gov

About Nuvalent
Nuvalent (NASDAQ: NUVL) is a clinical-stage biopharmaceutical company focused on creating precisely targeted therapies for patients with cancer, designed to overcome the limitations of existing therapies for clinically proven kinase targets. Leveraging deep expertise in chemistry and structure-based drug design, Nuvalent develops innovative small molecules that have the potential to overcome resistance, minimize adverse events, address brain metastases, and drive more durable responses. Nuvalent is advancing a robust pipeline with investigational candidates for ROS1-positive, ALK-positive, and HER2-altered non-small cell lung cancer, and multiple discovery-stage research programs.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Sydney Dodson-Nease	+1 215 370-4680	(Philadelphia)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Joanna Tuplin	+44 (0) 7788 351650	(London)
	Dan Smith	+44 (0) 7823 523885	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK plc cautions investors that any forward-looking statements or projections made by GSK plc, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK plc's Annual Report on Form 20-F for the year ended December 31, 2025, and GSK's Q1 Results for 2026. This communication includes forward-looking statements related to Nuvalent, and the acquisition of Nuvalent by GSK plc that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Nuvalent and members of its senior management team and can typically be identified by words such as "believe," "expect," "estimate," "predict," "target," "potential," "likely," "continue," "ongoing," "could," "should," "intend," "may," "might," "plan," "seek," "anticipate," "project" and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the merger, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for Nuvalent's business; the ability of Nuvalent to successfully commercialize its key products, including neladalkib and zidesamtinib; the anticipated timing of clinical data and regulatory filings or approvals relating to products; the possibility of favorable or unfavorable results from clinical trials; the anticipated benefits of the acquisition; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the parties' ability to complete the transaction; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that Nuvalent stockholders may not tender into the offer a majority of the shares of Class A common stock outstanding at the time of the expiration of the offer or that required regulatory approvals may not be obtained or are obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to realize anticipated benefits of the proposed acquisition when expected or at all; potential adverse reactions or changes to business relationships resulting from the proposed acquisition, including the effect of the announcement, pendency or consummation of the acquisition on the ability of Nuvalent to retain and hire key personnel or maintain key vendor, supplier or partner relationships; risks that the proposed acquisition disrupts the current plans and operations of Nuvalent; transaction costs; risks associated with potential litigation or regulatory actions related to the transaction; and other risks and uncertainties described from time to time in documents filed with the SEC by Nuvalent, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 filed by Nuvalent, or in GSK plc's Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC by GSK plc, as well as the Schedule TO filed by GSK plc. All forward-looking statements are based on information currently available to GSK plc and Nuvalent, and neither GSK plc nor Nuvalent assumes any obligation to update any forward-looking statements.

GSK uses a number of adjusted measures, including Core results, to report the performance of its business, which are non-IFRS measures. These measures are defined and reconciliations to the nearest IFRS measure are available in GSK's Q1 2026 Results and GSK's Annual Report on Form 20-F for FY 2025.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group's performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

All expectations, guidance and outlooks regarding future performance should be read together with the section "Guidance and outlooks, assumptions and cautionary statements" on pages 44 and 45 of GSK's Q1 2026 Results and the statements on page 328 of GSK's Annual Report for FY 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 24, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc